UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64995/August 1, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14420

In the Matter of   :
                                                             :
APPAREL AMERICA, INC.   :
  (N/K/A HSK INDUSTRIES, INC.),   :   ORDER MAKING
DECORA INDUSTRIES, INC.,   :   FINDINGS AND REVOKING
DIVERSICON HOLDINGS CORP.,   :   REGISTRATIONS BY
FLAGSHIP GLOBAL HEALTH, INC.,   :   DEFAULT AS TO FIVE
INTEGRATED TRANSPORTATION   :   RESPONDENTS
  NETWORK GROUP, INC., and   :
PREMIER WEALTH MANAGEMENT, INC.   :
  (A/K/A PREMIERE WEALTH   :
  MANAGEMENT, INC.)   :

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 13, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Office of the Secretary and Division of Enforcement have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), on June 14, 2011. Respondents' Answers were due June 27, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On June 30, 2011, Respondents were ordered to show cause – by July 11, 2011 – why the registration of their securities should not be revoked by default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As of today, Respondents have not filed Answers with the Office of the Secretary nor have they shown cause why they should not be defaulted.[1]

Apparel America, Inc. (n/k/a HSK Industries, Inc.), Decora Industries, Inc., Diversicon Holdings Corp., Flagship Global Health, Inc., and Integrated Transportation Network Group, Inc., are in default for failing to file Answers to the OIP, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Apparel America, Inc. (n/k/a HSK Industries, Inc.) ("APAR"[2]) (CIK No. 4319), is a Delaware corporation located in Vestal, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). APAR is delinquent in its periodic filings with the

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[1] The proceeding has ended as to Respondent Premier Wealth Management, Inc. (a/k/a Premiere Wealth Management, Inc.). See Apparel America, Inc. (n/k/a HSK Industries, Inc.), Exchange Act Release No. 64919 (July 20, 2011).

[2] The short form of each issuer's name is also its stock symbol.

Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 1998, which reported a net loss of $1,408,000 for the prior six months. On June 12, 1998, APAR filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was terminated on July 8, 1999. As of June 9, 2011, the common stock of APAR was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Decora Industries, Inc. ("DECO") (CIK No. 743029), is a void Delaware corporation located in Fort Edward, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DECO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2000, which reported a net loss of $3,587,000 for the prior three months. On March 5, 1992, DECO filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Pennsylvania, which was terminated on July 11, 1994. As of June 9, 2011, the common stock of DECO was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Diversicon Holdings Corp. ("DVSH") (CIK No. 944897) is a void Delaware corporation located in Staten Island, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DVSH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1998, which reported a net loss of $1,569,318 for the prior nine months. On June 13, 2000, DVSH filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of New York, which was dismissed on January 10, 2002. As of June 9, 2011, the common stock of DVSH was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Flagship Global Health, Inc. ("FGHH") (CIK No. 1051985), is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FGHH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of $2,433,486 for the prior three months. On August 19, 2008, FGHH filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was still pending as of June 8, 2011. As of June 9, 2011, the common stock of FGHH was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Integrated Transportation Network Group, Inc. ("ITRT") (CIK No. 1057561), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ITRT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of $5,996,000 for the prior nine months. As of June 9, 2011, the common stock of ITRT was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c211(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Apparel America, Inc. (n/k/a HSK Industries, Inc.), Decora Industries, Inc., Diversicon Holdings Corp., Flagship Global Health, Inc., and Integrated Transportation Network Group, Inc., are hereby REVOKED.

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Cameron Elliot
Administrative Law Judge